January 27, 2006

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
  Attn:  Brad Skinner
  Accounting Branch Chief

     Re:  InfoNow Corporation
          Form 10-KSB for Fiscal Year Ended December 31, 2004
          Filed March 31, 2005
          File No. 0-19813

Dear Mr. Skinner:

     In response to the Staff's December 30, 2005 comment letter (the "Comment Letter") addressed to the undersigned, InfoNow Corporation ("InfoNow" or the "Company") is responding below to the Staff's comments with respect to the Company's above referenced periodic report. The Company's responses below to the Staff's comments are numbered to correspond to the numbering of the comments in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2004
-------------------------------------------------

Item 7. Financial Statements
----------------------------

Note 1. Organization and Summary of Significant Accounting Policies
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Revenue Recognition, page F-8
-----------------------------

     1. Comment: We note that you have modified arrangements (e.g., converted models, revised terms, etc.) with several of your customers. Please describe to us the common and/or material modifications that have occurred during the periods presented and through the date of this letter and explain to us your accounting policies for such modifications. Refer to the relevant authoritative literature that supports your accounting.

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United States Securities and Exchange Commission
January 27, 2006
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          Response: Prior to 2001, the Company offered its solutions to clients exclusively utilizing an application service provider ("ASP") model. Under this model, the Company sells the right to use its software for the term of a specific agreement, and the Company implements and hosts the solution to meet specific client requirements. Under these arrangements, the Company's clients generally do not have the contractual right to take possession of the Company's software at any time during the hosting period, and in one instance the client was given the right to take possession of the Company's software for a limited term. With regard to the instance where a limited term license was granted along with hosting, the Company determined that the substance of the arrangement was similar to its ASP model arrangements. Therefore, based on the guidance in EITF 00-3, the Company concluded that all such arrangements discussed above were service contracts that are not within the scope of Statement of Position 97-2 ("SOP 97-2"). Accordingly, the Company applied the provisions of SAB Topic 13 to such arrangements and deferred the installation services fees associated with these arrangements and recognized such fees over the longer of the estimated life of the respective customer or the contract term.

          In 2001, the Company made a decision to focus its product development efforts on packaging its service offerings as generally-available software products and, in conjunction with that, developed a license-hosted business model. In addition to adding new clients under the license-hosted model, the Company intended to migrate all of its existing clients to the license-hosted model, a process that began in 2001 and was substantially completed in 2003. However, certain customers prefer the ASP model and, therefore, the Company currently provides products and services under both models. As a result of the Company's migration of customers from an application service provider business model to a license-hosted business model, during 2003 the Company modified arrangements with four of its clients by granting them perpetual licenses to the Company's software used in certain of their solutions. The Company did not provide any refunds in connection with these modifications, nor did the Company collect any fees.

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United States Securities and Exchange Commission
January 27, 2006
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          When the Company modifies an agreement to grant a client a perpetual license as described above, such arrangements become subject to the provisions of SOP 97-2 because the perpetual license grant gives the client the contractual right to take possession of the software without penalty and it is feasible for the Company's clients to run the software on their own hardware or contract with another unrelated party to host the software (see further discussion below). Upon modification of these agreements, all installation services had been completed and the only remaining undelivered elements at that time were hosting services for which these clients were paying a fee specified in the contract. These services were non-cancelable at the time of the modification with remaining terms ranging from 3 to 29 months. The fees payable by these customers for the undelivered hosting services equals the vendor specific objective evidence ("VSOE") of fair value for such services (see further discussion below); therefore, the Company is not required to continue deferral of any portion of the installation revenue. As such, the Company's accounting policy is to recognize into revenue any remaining portion of previously deferred revenue from installation services upon the granting of the perpetual license, assuming all of the other revenue recognition criteria in paragraph 8 of SOP 97-2 are met. The Company's accounting policy with respect to converting client arrangements from an ASP model to a license-hosted model is supported by paragraph 18 of SOP 97-2 and EITF 00-3 since the granting of a perpetual license satisfies the requirement for delivery by giving the client the right and, therefore, the ability to take immediate possession of the software on its hardware.

          While none of the Company's clients have exercised their right to take possession of the Company's software, the Company believes it is feasible for a client to do so without penalty based on the following considerations:

               o The Company's clients have the right to take possession of the Company's software at any time without first canceling their hosting contract;

               o The Company's clients can use the software separately from the Company's hosting services without a significant diminution in utility or value of the software;

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               o    There is value and utility in a client running the Company's software in-house. Some examples of this include: 1) the client would have added flexibility to manage and update the solution on a real-time basis (e.g. adding visual or brand-driven features to their Locator solution) instead of being required to request updates through the Company's work order process; 2) there are potential cost savings associated with a client managing the solution internally since they would not be required to pay the Company for many updates and enhancements as the client may have access to lower cost IT assets and capabilities; 3) the client could choose to increase their transaction levels without incurring additional transaction overage fees as they might in a hosting arrangement; and 4) the client would have the opportunity to manage the solution at improved service levels relative to those that are typically presented in the Company's hosting contracts (e.g. real-time data updates versus weekly updates that the Company offers under a hosting arrangement, or using their IT assets to handle periods of higher required availability or transaction load than anticipated in the hosting contract).

               o The Company has evaluated the steps that would be required in order for a client to install and run the Company's software on their own hardware and determined that to do so would not require a significant effort on the part of the client or a third-party support provider;

               o The Company assumes that its clients have the necessary IT personnel and infrastructure to support the installation and maintenance of the Company's software without incurring significant incremental hardware, software, and labor cost beyond those costs that already exist within their organization; and

               o The Company has evaluated third-party costs that would be required for its clients to run the Company's software independent of the Company's hosting services and determined that such costs would not be significant.

          The Company is able to establish VSOE of fair value for hosting and postcontract customer support ("PCS") service fees. The Company is not, however, currently able to establish VSOE of fair value for its perpetual license fees and installation services fees. Therefore, the Company uses the residual method to recognize revenue in accordance with paragraph 12 of SOP 97-2.

          Paragraph 10 of SOP 97-2 indicates that, when one element of a multiple-element arrangement is sold separately, the price charged is VSOE of fair value for that element. Using this guidance, the Company is able to establish VSOE of fair value for its hosting services based

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United States Securities and Exchange Commission
January 27, 2006
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          on the following considerations: 1) these services have been sold separately from the other elements; and 2) these services generally are, and have historically been, renewed in subsequent years (independent of the other elements) at the same fees charged when all elements are sold together, or at new fee amounts that reflect market rates at the time of the renewal. The Company's contracts contain renewal rates for PCS services, which are substantive. Therefore, the Company relies on these renewal rates as VSOE of fair value for PCS services in accordance with paragraph 57 of SOP 97-2. Accordingly, the Company recognizes revenue related to its hosting and PCS services ratably over the term of the hosting and PCS arrangements, respectively, as required by paragraph 57 of SOP 97-2, since there is no historical evidence demonstrating that the costs incurred to provide PCS services are incurred on other than a straight-line basis.

          In the cases noted above, all other revenue recognition criteria had previously been met; therefore, the remaining deferred revenue associated with these clients' solutions was recognized at the time that the perpetual licenses were granted. Since 2003, the Company has not had any material conversions of client arrangements from the ASP model to the license-hosted model.

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United States Securities and Exchange Commission
January 27, 2006
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     2.   Comment: We note that for elements of your arrangements subject to SOP
          81-1 you recognize losses immediately if projected direct costs exceed anticipated revenues. Please explain what consideration you gave to paragraph 87 of SOP 81-1 which indicates that "all costs of the type allocable to contracts" (i.e., both direct and indirect costs) should be considered. In addition, please explain to us how you have considered using the zero gross margin approach as described in paragraph 25(c) of the SOP.

          Response: Paragraph 87 of Statement of Position 81-1 ("SOP 81-1") indicates, by reference to paragraph 72 of SOP 81-1, that the following types of costs should be included in contract costs: 1) all direct costs, such as material, labor, and subcontracting costs; 2) indirect costs, including indirect labor, contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance, depreciation and amortization, and in some circumstances, support costs, such as central preparation and processing of payrolls. Paragraph 72 of SOP 81-1 also indicates that general and administrative costs ordinarily should be charged to expense as incurred, but may be accounted for as contract costs under the completed-contract-method of accounting, and that selling costs should be excluded from contract costs and charged to expense as incurred unless they meet the criteria for precontract costs.

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United States Securities and Exchange Commission
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          The Company's installation services include the configuration of a client-specific software interface to the system and the design and configuration of client business rules and databases. The costs the Company incurs when installing a client's solution include direct labor, subcontracting costs, contract supervision, and quality control and inspection. These are the costs that the Company uses in arriving at the estimated profit or loss on a contract. The Company has not historically included an allocation of indirect labor costs or depreciation and amortization because the indirect labor costs (e.g., maintenance of the network infrastructure and databases) and network hardware and software costs carried by the Company support the hosting and postcontract customer support elements of its contracts for multiple clients and not the installation service elements of its contracts. If, when and to the extent that in the future the Company incurs indirect labor, hardware, or software costs that support the installation service elements of its contracts, the Company intends to allocate them in accordance with SOP 81-1. In addition, costs such as materials, tools and equipment, insurance, repairs and maintenance, and central preparation and processing of payrolls have not historically been applicable to delivering the Company's solutions; however, if they should become applicable in the future the Company intends to allocate them in accordance with SOP 81-1. The Company views supplies costs and payroll processing expenses as general and administrative costs because they are incurred at the corporate level and are related to operating the overall business as opposed to delivering individual client solutions. Accordingly, these costs are expensed as incurred. Further, the Company's selling costs do not meet the criteria for precontract costs; therefore, they are not included for purposes of determining the estimated profit or loss on a contract.

          Contract supervision and quality control and inspection costs are listed as indirect costs under paragraph 72 of SOP 81-1; however, the Company treats them as direct costs because its operating environment requires that labor hours associated with those activities are charged directly to the respective client's project. As a result of the foregoing, the Company references only "direct" costs in its Form 10-KSB for Fiscal Year Ended December 31, 2004; however, in future filings the Company intends to omit the word "direct" from the disclosure whenever costs labeled as "indirect" in the accounting guidance impact the disclosure.

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United States Securities and Exchange Commission
January 27, 2006
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          The Company has not historically allocated to its contracts for purposes of determining the profit or loss on the contract costs associated with fringe benefits, payroll taxes, personnel support costs (e.g., office supplies), or facilities costs. Had the Company allocated these costs for 2003 and 2004 its contract loss accrual and net loss as of and for the year ended December 31, 2004 would have increased in each instance by approximately $22,000 from the reported contract loss accrual and net loss of $68,000 and $686,000, respectively. For the year ended December 31, 2003, there would not have been an impact since there were no outstanding contract loss accruals as of December 31, 2003. Notwithstanding the immaterial nature of such amounts to the Company's results as presented, the Company will in the future allocate to its contract costs fringe benefits, payroll taxes, personnel support costs, and facilities costs for purposes of determining the profit or loss on a contract.

          With regard to paragraph 25(c) of SOP 81-1, the Company believes it has the ability to produce dependable estimates of total contract revenue and total contract cost in single amounts; therefore, it has used such amounts as the basis for applying the percentage-of-completion method as required by paragraph 25(a) of SOP 81-1. As noted in paragraph 25(c) of SOP 81-1, the application of the zero-profit method is only appropriate if the bases in paragraphs 25(a) and (b) are clearly not appropriate. The Company's position that its contract revenue and contract cost estimates are dependable is based on the following factors:

               o For more than 10 years the Company has been engaged on a continuing basis in the production and delivery of goods or services under contractual arrangements that require estimates and contracting represents a significant part of the Company's operations. Paragraph 24 of SOP 81-1 indicates that when this is the case there is a presumption that the Company has the ability to make estimates that are sufficiently dependable to justify the use of the percentage-of-completion method of accounting;

               o The Company has a formal time tracking process in place whereby operational employees enter their time into a time tracking tool on a weekly basis and the hours charged to client installation projects, as well as other tasks, are reviewed by supervisors and approved; and

               o The Company reviews actual hours charged to client installation projects against estimates on a weekly basis to determine whether adjustments to estimates are necessary and, if necessary, makes the adjustments and re-evaluates the profit or loss on the contract.

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United States Securities and Exchange Commission
January 27, 2006
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          During the periods presented in the Company's Form 10-KSB for Fiscal
          Year Ended December 31, 2004 and through the date of this letter, the Company has incurred a loss on seven contracts out of approximately 380 contracts executed during that time period and recorded a provision for those losses when such loss became evident, in accordance with paragraph 85 of SOP 81-1. When contract losses have occurred in the past, they have generally been caused by client-driven changes in the scope of the project. The Company attempts to limit its clients' ability to impact the scope of an installation; however, in some cases the Company will accommodate the client if it is deemed to be appropriate. The Company believes that the historical infrequency of contract losses and the other factors discussed above are indicators of its ability to produce dependable estimates. The Company evaluates the dependability of estimates for all contracts and will apply the requirements of paragraph 25 (c) of SOP 81-1 as applicable in the future as circumstances dictate.

     3. Comment: Please tell us more about your modular delivery model that initially provides customers with individual modules at an introductory price point. Please explain to us how you evaluate the subsequent sales under AICPA Technical Practice Aid 5100.39.

          Response: In 2003 the Company developed a modular delivery model for its Channel Insight solution, which enables it to offer the individual elements of the solution, each of which have standalone functionality, to prospective customers instead of offering a full enterprise level solution with multiple modules as the Company had done historically. As a result, most of the Company's recent contracts have been for the installation, hosting and PCS services related to one element of Channel Insight (e.g., the Channel Insight POS Platform). If the client should decide at a later date to add another module (e.g., the Sales Credit Assignment module), or to purchase the same module for use in a separate business unit within the organization, the Company would typically enter into a new contract with the client for this separate module. The new contract is generally in the form of a work order that references the initial contract and is thereby incorporated into the original contract. In some cases, however, an entirely new contract or an addendum to the original contract is executed. In these situations, there is not a commitment in the original contract that the Company will deliver additional modules in the future, nor does the original contract guarantee or specify the pricing, payment terms, or other terms for the purchase of future modules. Therefore, if the Company's customers, after purchasing one module, would like to purchase an additional module in the future, the pricing, payment terms, and other terms of such purchase are negotiated at the time of the purchase of the additional module. Additionally, purchases of additional modules generally occur after the installation of the initial module has been completed and the client has been using the solution for a period of time.

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United States Securities and Exchange Commission
January 27, 2006
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          When the Company enters into a contract or work order for the sale of subsequent modules as described above, it reviews the terms of the subsequent contract or work order in conjunction with the original contract to determine whether it is appropriate to treat the arrangement as one multiple-element arrangement or a series of distinct arrangements according to the guidance in AICPA Technical Practice Aid 5100.39 and SOP 97-2. In performing this evaluation, the Company gives consideration to: 1) the timing of executing the subsequent contract or work order relative to the timing of executing the original contract; 2) the relationship of additional modules sold to the initial module or modules sold to the client; 3) payment terms or refund provisions in one contract that are tied to performance of the other contract or contracts; and 4) client personnel with whom the different contracts were negotiated, among other considerations. The Company has had instances in the past where a client, after purchasing an initial module, subsequently purchased an additional module, upgrade, or enhancement; however, after giving consideration to the factors discussed above, the Company determined that in each case the subsequent sale was a separate and distinct arrangement and did not require treatment as a single multiple-element arrangement under the guidance in AICPA Technical Practice Aid 5100.39. The Company will continue to apply the guidance in AICPA Technical Practice Aid 5100.39 in the future to determine whether combining subsequent module sales with initial module sales is appropriate.

               In connection with the Company's responses above, the Company acknowledges that:

               o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

               o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

               o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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United States Securities and Exchange Commission
January 27, 2006
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     Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 308-3303.

                                           Sincerely,

                                           /s/ James L. Medina

                                           James L. Medina
                                           Interim Chief Financial Officer


cc:  Mark Kronforst, Senior Staff Accountant
     Chauncey Martin, Staff Accountant
     Brandon Brancato, Interim Controller
     Greg Spiers, Deloitte & Touche LLP
     Robert Mintz, Esq., Hogan & Hartson LLP